UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Kind United Holdings Limited

Kindfar International Limited

Zagat International Limited

Willis Plus Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2111-3815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Kind United Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	As discussed herein, at the effective time of the Merger, the Ordinary Shares that may be deemed to be beneficially owned by Kind United were cancelled as Exchange Shares. Capitalized terms used, but not otherwise defined, in this Amendment No. 8 to Schedule 13D have the meanings ascribed to them in Amendment No. 7 filed on June 8, 2016.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Willis Plus Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	As discussed herein, at the effective time of the Merger, the obligation of the Issuer to issue Ordinary Shares upon the conversion of the 2017 Bonds or exercise of the Warrants was assumed by Investment such that no Ordinary Shares would be issued to Willis Plus upon such conversion or exercise and no Ordinary Shares may be deemed to be beneficially owned by Willis Plus.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	As discussed herein, at the effective time of the Merger, the obligation of the Issuer to issue Ordinary Shares upon the conversion of the 2016 Bonds, 2017 Bonds or the exercise of the Warrants was assumed by Investment such that no Ordinary Shares would be issued to Willis Plus upon such conversion or exercise and no Ordinary Shares may be deemed to be beneficially owned by Willis Plus or Ricky. Further, at such effective time, any Ordinary Shares that may be deemed to be beneficially owned by Ricky were cancelled as Exchange Shares.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Leung Moon Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	As discussed herein, at the effective time of the Merger, the Ordinary Shares that may be deemed to be beneficially owned by Kind United and Mr. Leung were cancelled as Exchange Shares.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Kindfar International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	As discussed herein, at the effective time of the Merger, the Ordinary Shares that may be deemed to be beneficially owned by Kind United and Kindfar were cancelled as Exchange Shares.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Zagat International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	As discussed herein, at the effective time of the Merger, the Ordinary Shares that may be deemed to be beneficially owned by Kind United and Zagat were cancelled as Exchange Shares.

SC 13D/A

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (the “Amendment”), relating to Ordinary Shares of China Metro-Rural Holdings Limited, a British Virgin Islands limited liability company (the “Issuer”), amends and supplements the Schedule 13D originally filed on March 24, 2010 that was further amended:

•	By Amendment No. 1 filed on August 4, 2011,
•	By Amendment No. 2 filed on August 16, 2011,
•	By Amendment No. 3 filed on August 15, 2012,
•	By Amendment No. 4 filed on December 4, 2013,
•	By Amendment No. 5 filed on March 25, 2014,
•	By Amendment No. 6 filed on November 3, 2014, and
•	By Amendment No. 7 filed on June 8, 2016 (“Amendment No. 7”).

Pursuant to Rule 13d-1(k)(1), this Amendment is being filed jointly by the following as separate persons and not as members of a group: Kind United, Willis Plus, Ricky, Mr. Leung, Kindfar and Zagat. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in Amendment No. 7.

ITEM 3. Source and Amount of Funds or Other Consideration.

The disclosure under Item 4 of this Amendment is incorporated into Item 3 by reference. As discussed below, pursuant to the Merger Agreement (defined below), each Ordinary Share was cancelled and converted into the right to receive the Merger Consideration other than Exchange Shares, Excluded Shares, Dissenting Shares and Preferred Shares. The approximate aggregate Merger Consideration was US$4.2 million and was funded by cash on hand of the Issuer.

ITEM 4. Purpose of Transaction.

As disclosed in Amendment No. 7, on June 8, 2016, an Agreement and Plan of Merger, as amended (the “Merger Agreement”), was entered into by and among the Issuer, Investment and Merger Sub. On August 18, 2016, Kind United and Cafoong, together the “Majority Shareholder,” executed a written consent approving the Merger Agreement and the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”).

On August 18, 2016, articles of merger were filed with the BVI Registrar of Corporate Affairs and the Merger became effective. Upon effectiveness of the Merger:

•	Investment owned 100% of the equity interests of the Issuer and the Issuer had no other shareholders,
•	Each outstanding Ordinary Share was cancelled and converted into the right to receive the Merger Consideration,
•	Each outstanding Exchange Share was cancelled, and converted into and exchanged for, one fully paid and non-assessable ordinary share of Investment,
•	Each Excluded Share was cancelled,
•	Each Dissenting Share was cancelled in exchange for the right to receive the fair value of such shares under section 179 of the BVI Business Companies Act, and
•	Each Preferred Share was cancelled, and converted into and exchanged for, 31.91225 fully paid and non-assessable ordinary shares of Investment.

SC 13D/A

Further, Investment assumed the 2016 Bonds, 2017 Bonds and Warrants which were outstanding as of the effective time of the Merger such that, among other things, ordinary shares of Investment will be issued upon the conversion of the 2016 Bonds and 2017 Bonds and upon exercise of the Warrants, and no Ordinary Shares will be issued upon such conversion or exercise.

In addition, as a result of the Merger:

•	The Ordinary Shares will not be listed on the NYSE MKT and no trading market will exist for these shares,
•	The Issuer will have no public shareholders,
•	The Issuer will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations, and
•	The Memorandum and Articles of Association of Merger Sub became the Memorandum and Articles of Association of the Issuer subject to certain exceptions.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b)

Upon effectiveness of the Merger, the Issuer now has 100 shares outstanding all of which may be deemed to be beneficially held by Investment.

Each of Kind United, Willis Plus, Ricky, Mr. Leung, Kindfar and Zagat beneficially owns 0 Ordinary Shares, 0% of the class of Ordinary Shares and, therefore, has the power to vote or dispose of 0 Ordinary Shares.

(c)	The disclosure under Items 3 and 4 above is incorporated herein by reference.

(d)	None.

(e)	On August 18, 2016, each of Kind United, Willis Plus, Ricky, Mr. Leung, Kindfar and Zagat ceased to be deemed the beneficial owner of more than 5% of the class of Ordinary Shares.

ITEM 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement dated August 18, 2016 among Kind United, Willis Plus, Ricky, Mr. Leung, Kindfar and Zagat

SC 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIND UNITED HOLDINGS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director
Date:	August 18, 2016

KINDFAR INTERNATIONAL LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director
Date:	August 18, 2016

ZAGAT INTERNATIONAL LIMITED

By:	/s/ Leung Moon Lam
Name:	Leung Moon Lam
Title:	Director
Date:	August 18, 2016

WILLIS PLUS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director
Date:	August 18, 2016

SC 13D/A

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky
Date:	August 18, 2016

LEUNG MOON LAM

/s/ Leung Moon Lam
Date:	August 18, 2016